Rice Acquisition Corporation 3

102 East Main Street, Second Story

Carnegie, Pennsylvania 15106

September 26, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Pam Howell

Kellie Kim

Wilson Lee

Re:	Rice Acquisition Corporation 3 Registration Statement on Form S-1, as amended File No. 333-289938

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rice Acquisition Corporation 3 (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on September 30, 2025, or as soon thereafter as practicable.

Please contact Lanchi Huynh of Kirkland & Ellis LLP, the Company’s legal counsel, at (214) 972-1673 as soon as the above-referenced Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Thank you in advance for your assistance.

Sincerely,

RICE ACQUISITION CORPORATION 3

By:	/s/ James Wilmot Rogers
Name:	James Wilmot Rogers
Title:	Chief Financial Officer and Chief Accounting Officer